LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

04046410

November 25, 2004

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

SUPPL

PROCESSED
DEC 03 2004
THOMSON
FINANCIAL

RECEIVED
2004 DEC -1 P 3:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Third Quarterly Report with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB:cmb

Enclosures

12/2

82-4918

Loblaw

COMPANIES LIMITED

Q3

Loblaw Companies Limited
Third Quarter 2004
Report to Shareholders

40 Weeks Ended October 9, 2004

Contents

FORWARD-LOOKING STATEMENTS

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and costs of fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risks and Risk Management section of the MD&A included in the Company's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated by or implied by such forward-looking statements. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from such forward-looking statements.

Report to Shareholders

Loblaw Companies Limited is pleased to report third quarter basic net earnings per common share of 94 cents, which compares with 79 cents in 2003, an increase of 19.0%. A positive impact of 1 cent per common share for stock-based compensation and the associated equity forwards is included in the current quarter's results and compares to a corresponding charge of 2 cents per common share in the third quarter of 2003. Sales for the quarter increased 6.0% to $8.1 billion from $7.7 billion in 2003 with same-store sales improving 1.5%.

Operating income increased 14.6% to $455 million for the third quarter of 2004, compared to $397 million in 2003. The net effect of the stock-based compensation income resulted in an increase to reported operating income growth of approximately 1% when compared to the same period of 2003. Operating margin for the quarter improved to 5.6% from 5.2% in the comparable period of 2003 from improved product mix, buying synergies and operating efficiencies. Interest expense in the quarter increased over last year primarily as a result of higher average borrowing levels while the effective income tax rate decreased primarily as a result of the Canadian federal statutory income tax rate decline.

Subsequent to the quarter end the Company initiated certain internal reorganizations involving its merchandising, procurement and operations groups. The Company believes these changes will make it a more efficient and effective operation, helping to better serve its customers and fortify its position as a strong, competitive force in Canadian retailing. These changes will be implemented over the next several months.

Loblaw expects continued good sales and net earnings growth for the remaining quarter of 2004, after adjusting for the impact of the 53rd week in 2003. We expect this trend to continue into 2005. Loblaw is continuing to add substantial new retail square footage into the marketplace supporting the good progress that is being made on the rollout of the general merchandise program. The financial position and cash flow generation of the Company is expected to continue at strong levels.

W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Toronto, Canada
November 18, 2004

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes included on pages 14 to 23 of this Quarterly Report and the annual consolidated financial statements for the year ended January 3, 2004 and the related annual MD&A included in the Company's 2003 Annual Report. The Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. A glossary of terms used throughout this Quarterly Report can be found on page 66 of the Company's 2003 Annual Report. In addition, this Quarterly Report includes the following terms: rolling year return on average total assets which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments and rolling year return on average shareholders' equity which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. As discussed in Note 1 to the unaudited interim period consolidated financial statements, the implementation of new accounting standards, namely Section 3110, "Asset Retirement Obligations" and Emerging Issues Committee ("EIC") Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Considerations Received from a Vendor" ("EIC 144") resulted in a restatement of certain prior periods' information. The information in this MD&A is current to November 18, 2004, unless otherwise noted.

RESULTS OF OPERATIONS

Loblaw realized basic net earnings per common share of 94 cents for the third quarter of 2004, an increase of 19.0% over the 79 cents earned in 2003. The improvement in sales and operating margins over the same quarter last year was partially offset by an increase in interest expense.

Sales Sales for the third quarter increased 6.0% to $8.1 billion from $7.7 billion in 2003 with all regions across the country experiencing sales growth over the prior year. Consistent with prior quarters, retail sales growth in non-food categories continued to surpass that of food categories this quarter.

The increase in sales resulted from a same-store sales growth in the quarter of 1.5% and, during the latest four quarters, an increase of 3.2 million square feet of net retail square footage related to the opening of 81 new corporate and franchised stores and the closure of 71 stores, inclusive of stores which have undergone conversions and major expansions. During the third quarter of 2004, 26 new corporate and franchised stores were opened and 20 stores were closed resulting in a net increase of 1.0 million square feet.

National food price inflation for the quarter, which was in excess of 1%, remained low and was slightly ahead of that in the same quarter last year. Consistent with 2003, national food price inflation for the quarter experienced cost increases in the grocery and bakery categories partially offset by a decrease in produce.

For the first three quarters of the year, sales of $19.9 billion were 5.5% ahead of last year resulting mainly from a year-to-date same-store sales growth of 1.5% and an increase in net retail square footage during the latest four quarters as noted above. In the first three quarters, 57 new corporate and franchised stores were opened and 51 stores were closed resulting in a net increase of 2.2 million square feet or 5.2% from year end.

Operating Income Operating income for the third quarter increased $58 million, or 14.6% from last year, to $455 million which includes income of $2 million (2003 – charge of $2 million) related to the stock-based compensation net of the impact of the associated equity forwards. Operating margin for the quarter improved to 5.6% from 5.2% in the comparable period of 2003. EBITDA margin (see Non-GAAP Financial Measures on pages 12 and 13) improved to 7.3% from 6.8% in 2003. The gross margin percentage for the quarter improved over that of the same quarter last year. Improved product mix and buying synergies continue to contribute to the net increase in margins. The improvement in operating margins also resulted from the continued focus on administrative cost control and efficiency improvements in supply chain operations.

Consistent with the quarter, operating income for 2004 year-to-date increased $138 million, or 14.0%, to $1,122 million, with an operating margin of 5.6% as compared to 5.2% in the corresponding period in 2003. EBITDA margin year-to-date improved to 7.3% from 6.8% in 2003. Improvements in operating income were partially offset by a year-to-date charge of $8 million (2003 – income of $1 million) for stock-based compensation net of the impact of the associated equity forwards due to the change in the Company's market price per common share from year end.

Interest Expense For the third quarter, interest expense increased $9 million, or 14.5%, to $71 million from $62 million in 2003. Interest on long term debt increased $7 million to $89 million as a result of an increase in average long term borrowing levels. The increase in average long term borrowing levels for the quarter reflects the impact of the $655 million of Medium Term Notes ("MTN") issued during 2003, net of $100 million of MTN repaid in 2003, in addition to the $200 million of MTN issued during the first quarter of 2004. Interest on financial derivative instruments includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $10 million (2003 – $12 million). During the third quarter, $6 million (2003 – $11 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date increased $39 million to $183 million from $144 million in 2003 mainly as a result of higher average long term borrowing levels.

Income Taxes Loblaw's effective income tax rate for the third quarter decreased to 32.8% from 34.9% in the same period in 2003 as a result of the Canadian federal statutory income tax rate decline and the income tax impact related to stock-based compensation and the associated equity forwards. The year-to-date effective income tax rate decreased to 32.8% from 34.4% in 2003 as a result of the declining Canadian federal statutory income tax rate and the successful resolution in the first quarter of 2004 of certain income tax matters from a previous year of $14 million which were partially offset by the income tax impact related to stock-based compensation and the associated equity forwards.

Net Earnings Net earnings for the third quarter increased $40 million, or 18.3%, to $258 million from $218 million in 2003 and increased 14.5% to $631 million year-to-date. Basic net earnings per common share, for the third quarter, increased 15 cents, or 19.0%, to 94 cents from 79 cents in 2003 and increased 30 cents or 15.0%, to $2.30 year-to-date. The third quarter 2004 basic net earnings per common share included a positive impact of 1 cent per common share from the net after tax effect of the stock-based compensation and the associated equity forwards as compared to a charge of 2 cents per common share in the third quarter of 2003.

FINANCIAL CONDITION

Financial Ratios In line with 2003, Loblaw continued to maintain a consistent financial position into the first three quarters of 2004. The net debt to equity ratio (see Non-GAAP Financial Measures on pages 12 and 13) of .83:1 at the end of the third quarter of 2004 compared to .82:1 in the same period of 2003 and to .79:1 at year end 2003. Consistent with prior years' trends, Loblaw expects the net debt to equity ratio to improve in the fourth quarter. Shareholders' equity increased $439 million from year end, or 9.4%, to $5.1 billion. At the end of the third quarter the interest coverage ratio was 6.1 times compared to 6.8 times in 2003 due to proportionately higher interest expense.

The Company's rolling year return on average total assets (see Non-GAAP Financial Measures on pages 12 and 13) was 14.1% at the end of the third quarter compared to 14.1% for the comparable period of 2003 and to 13.9% at year end 2003. The Company's rolling year return on average shareholders' equity was 19.3% at the end of the third quarter compared to 19.5% for the comparable period of 2003 and to 19.3% at year end 2003.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 19 cents per common share was paid on October 1, 2004. The quarterly dividend increased by approximately 27% over the prior year.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274.3 million common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 10 to the unaudited interim period consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating Activities Third quarter cash flows from operating activities were $395 million compared to $320 million in the comparable period of 2003. The increase resulted mainly from higher net earnings before depreciation. On a year-to-date basis, cash flows from operating activities were $549 million compared to $479 million in 2003. The increase resulted from higher net earnings before depreciation and a decrease in defined benefit pension plan contributions of $42 million (due to a higher voluntary lump sum contribution made in 2003) partially offset by a change in non-cash working capital, primarily a decrease in accounts payable and accrued liabilities.

On an annual basis, the cash flows from operating activities are expected to provide a substantial portion of Loblaw's 2004 funding requirements including its planned capital investment program of approximately $1.4 billion. The investment in non-cash working capital is expected to decline and net earnings before depreciation are expected to increase in the fourth quarter.

Cash Flows used in Investing Activities Third quarter cash flows used in investing activities were $374 million compared to $820 million in 2003. This decrease in the quarter resulted mainly from a shortening in the maturity profile of the Company's short term investments portfolio. On a year-to-date basis, cash flows used in investing activities were $747 million compared to $1,040 million in 2003.

Capital investment amounted to $419 million (2003 – $405 million) for the third quarter and $914 million (2003 – $830 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the third quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $75 million (2003 – $28 million) of credit card receivables, under its securitization program and $202 million (2003 – $182 million) year-to-date. The securitizations yielded a minimal gain based on the assumptions disclosed in Note 6 of the consolidated financial statements included in the Company's 2003 Annual Report.

Cash Flows used in/from Financing Activities Third quarter cash flows used in financing activities were $120 million compared to cash flows from financing activities of $182 million in 2003. This change in the quarter is mainly due to a use of cash, cash equivalents and short term investments thereby decreasing the issuance of commercial paper. The reduction in a portion of the United States dollar denominated cash, cash equivalents and short term investments resulted in a corresponding decrease in a portion of the outstanding cross currency basis swaps and in a minimal net earnings impact. On a year-to-date basis cash flows from financing activities were $199 million compared to $556 million in 2003 due to issuing less short term and long term debt relative to the same period last year. During the first quarter, Loblaw issued $200 million of 6.15% MTN due 2035 under its 2003 Base Shelf Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the first quarter, Loblaw renewed its Normal Course Issuer Bids ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,734,830 of its common shares, representing approximately 5% of the common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Pursuant to its NCIB, Loblaw purchased for cancellation 132,400 of its common shares for $8 million during the first quarter and a further 443,700 of its common shares for $27 million during the second quarter.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and was reported in Canadian dollars. Each of the quarters presented were 12 weeks in duration except for the third quarter which was 16 weeks in duration for each of 2004 and 2003 and the fourth quarter of 2003 which was 13 weeks in duration due to the 53 week fiscal year in 2003.

Summary of Quarterly Results (1) (unaudited)

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
($ millions except where otherwise indicated)	2004	2003	2004	2003	2004	2003	2003	2002
Sales	$ 8,134	$ 7,673	$ 6,069	$ 5,798	$ 5,677	$ 5,376	$ 6,373	$ 5,645
Net earnings	$ 258	$ 218	$ 197	$ 182	$ 176	$ 151	$ 294	$ 265
Net earnings per common share								
Basic ($)	$ .94	$ .79	$ .72	$ .66	$ .64	$ .55	$ 1.07	$ .96
Diluted ($)	$ .94	$ .79	$ .71	$ .65	$ .64	$ .55	$ 1.06	$ .95

(1) The implementation of EIC 144 has not resulted in a material change in the current and prior year's quarterly net earnings.

Sales growth and same-store sales growth in 2004 have been impacted by pricing activity. The first half of 2004 has been impacted by food price deflation in certain markets and the third quarter of 2004 experienced some national food price inflation. Operating efficiency improvements and buying synergies in the first three quarters of 2004 have contributed to the increase in net earnings, offset by the net effect of the stock-based compensation charges and by increased interest expense mainly due to higher average long term borrowing levels.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Pension, Post-Retirement and Post-Employment Benefits Certain estimates and assumptions are used in actuarially determining the Company's defined pension and other benefit plans expense and accrued benefit plan obligations. These estimates and assumptions include management's best estimate of the expected long term rate of return on plan assets, salary escalation, retirement ages, expected growth of health care costs and discount rates. Market values are used to value benefit plan assets.

Three significant assumptions used to calculate the pension and other benefit plans expense and the related benefit obligations are the discount rate, the expected long term rate of return on plan assets and the expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and other benefit plans expense, and in accrued benefit plan assets and liabilities and could therefore materially affect the Company's operating income and consolidated balance sheet. The magnitude of any immediate impact is mitigated by the fact that net actuarial gains and losses in excess of more than 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the active employees. Changes in financial market returns and interest rates could also result in changes in funding requirements for the Company's defined benefit pension plans.

The discount rate is based on current market interest rates, assuming a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the obligation. The appropriate discount rate is determined at September 30 every year. For 2004, the discount rate for pension benefit plans and other benefit plans expense was 6.25% and 6.0% respectively and compared to 6.5% and 6.2% respectively in 2003. The expected long term rate of return on plan assets for pension benefit plans for each of 2004 and 2003 was 8.0%. The expected growth rate in health care costs was based on external data and the

Company's own historical trends for health care costs and was, in 2004, consistent with that of 2003. A table illustrating the sensitivity of a 1% change in each of these significant assumptions on the accrued benefit plan obligations and the benefit plan expense for pension and other benefit plans is included on page 38 in the MD&A section of the Company's 2003 Annual Report.

Goodwill Goodwill is not amortized and is assessed for impairment at the reporting unit level at least annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company determines the fair value of its reporting units using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with strategic plans presented to the Company's Board of Directors. Discount rates are based on an industry weighted average cost of capital. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

Based on the analysis performed to date, the fair value of each of the reporting units exceeded its carrying value, therefore no goodwill impairment was identified.

Income Taxes Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment. The financial statement carrying values of assets and liabilities are subject to accounting estimates inherent in those balances. The income tax bases of assets and liabilities are based upon the interpretation of income tax legislation across various jurisdictions. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense and may result in cash payments or receipts.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective January 4, 2004, the Company implemented the new accounting standards concerning fixed assets, financial derivative instruments and asset retirement obligations issued by the Canadian Institute of Chartered Accountants as discussed below:

- Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas where cash flows are largely dependent on each other. Primary markets refer to regional areas where the Company operates a number of store formats within close proximity of each other. If an indicator of impairment, such as sustained negative operating cash flows exists, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of the store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

  The standard was applied prospectively with no material impact on the financial condition or results of operations.

- Accounting guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the notes to the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and is being amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

- Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

  Accordingly, the Company has recognized a discounted liability associated with obligations arising from specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively with restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

- EIC Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EIC 144") was issued in January 2004 and addresses accounting for cash consideration received from a vendor. EIC 144 provides that cash consideration received from a vendor is presumed to be a reduction in the cost of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales and the related inventory when recognized in the customer's income statement and balance sheet. Certain exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursements of selling costs incurred to promote the vendor's products, provided that certain conditions are met. EIC 144 requires retroactive application to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the comparative periods for the current and prior year.

  The Company receives allowances from certain of its vendors whose products it purchases for resale. These allowances are received for a variety of buying and/or merchandising activities, including vendor programs such as volume purchase allowances, purchase discounts, listing fees and exclusivity allowances. As a result of this implementation, the timing of recognition of certain vendor allowances has changed. Upon retroactive implementation of EIC 144 the Company recorded a decrease to opening retained earnings for 2003 of $38 million (net of current future income taxes recoverable of $11 million), a decrease to inventory of $32 million and an increase in accounts payable and accrued liabilities of $17 million. The implementation of EIC 144 did not result in a material change in the annual net earnings for 2003 or in the current or prior year's quarterly net earnings. The 2004 full year impact of EIC 144 is not expected to be significant to net earnings assuming that inventory levels, inventory turnover and vendor allowances remain relatively consistent.

FUTURE ACCOUNTING STANDARDS

AcG 15, "Consolidation of Variable Interest Entities", provides guidance for applying consolidation principles to entities that are subject to control on a basis other than ownership through voting interests. The Company has identified a number of entities that may be variable interest entities ("VIEs") and is continuing to evaluate which of these entities the Company may be required to consolidate commencing in the first quarter of fiscal 2005. Based on its current analysis, the independent trust which provides financing loans to the Company's franchisees has been identified as a VIE. Consolidation of this VIE with the Company's financial statements may be required. However, the Company is evaluating a number of alternatives to the existing funding structure, which, if implemented, may result in consolidation with the Company not being required under AcG 15. The Company is also currently assessing the implications of AcG 15 on certain other arrangements, including independent franchise arrangements. Some of the Company's independent franchisees may be VIEs and, therefore may be subject to consolidation by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The consolidation of these VIEs will have no impact on the underlying risks to the Company. The Company expects to complete its assessment of the implications of AcG 15 and implement this guidance in the first quarter of fiscal 2005.

OUTLOOK

Loblaw expects continued good sales and net earnings growth for the remaining quarter of 2004, after adjusting for the impact of the 53rd week in 2003. We expect this trend to continue into 2005. Loblaw is continuing to add substantial new retail square footage into the marketplace supporting the good progress that is being made on the rollout of the general merchandise program. The financial position and cash flow generation of the Company is expected to continue at strong levels.

ADDITIONAL INFORMATION

Additional information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

EBITDA The Company believes EBITDA is useful as an indicator of its operational performance and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The following table reconciles EBITDA to Canadian GAAP measures reported in the unaudited consolidated statements of earnings for the periods ended October 9, 2004 and October 4, 2003, respectively:

($ millions)	2004 (16 weeks)	2003 (16 weeks)	2004 (40 weeks)	2003 (40 weeks)
Operating income	$ 455	$ 397	$ 1,122	$ 984
Depreciation	139	122	338	299
EBITDA	$ 594	$ 519	$ 1,460	$ 1,283

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at October 9, 2004 and October 4, 2003, respectively:

($ millions)	2004	2003
Commercial paper	$ 836	$ 938
Long term debt due within one year	308	6
Long term debt	3,948	3,861
Less: Cash and cash equivalents	594	669
Short term investments	246	490
Net debt	$ 4,252	$ 3,646

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at October 9, 2004 and October 4, 2003, respectively:

($ millions)	2004	2003 restated (1)
Total assets	$ 12,719	$ 11,991
Less: Cash and cash equivalents	594	669
Short term investments	246	490
Total assets	$ 11,879	$ 10,832

(1) Certain prior period's information was restated due to the implementation of Section 3110 and EIC 144 as discussed in Note 1 to the unaudited interim period consolidated financial statements.

Consolidated Statements of Earnings

(unaudited)

For the periods ended October 9, 2004 and October 4, 2003 ($ millions except where otherwise indicated)	2004 (16 weeks)	2003 (16 weeks)	2004 (40 weeks)	2003 (40 weeks)
SALES	$ 8,134	$ 7,673	$ 19,880	$ 18,847
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses (note 1)	7,540	7,154	18,420	17,564
Depreciation	139	122	338	299
	7,679	7,276	18,758	17,863
OPERATING INCOME	455	397	1,122	984
Interest Expense (note 2)	71	62	183	144
EARNINGS BEFORE INCOME TAXES	384	335	939	840
Income Taxes (note 5)	126	117	308	289
NET EARNINGS	$ 258	$ 218	$ 631	$ 551
NET EARNINGS PER COMMON SHARE (note 3) ($)				
Basic	$ .94	$ .79	$ 2.30	$ 2.00
Diluted	$ .94	$ .79	$ 2.29	$ 1.99

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

(unaudited)

For the periods ended October 9, 2004 and October 4, 2003 ($ millions except where otherwise indicated)	2004 (40 weeks)	2003 (40 weeks)
RETAINED EARNINGS, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$ 3,538	$ 2,929
Impact of implementing new accounting standards (note 1)	(42)	(42)
RETAINED EARNINGS, BEGINNING OF PERIOD AS RESTATED	3,496	2,887
Net earnings	631	551
Premium on common shares purchased for cancellation (note 10)	(33)	(42)
Dividends declared per common share – 57¢ (2003 – 45¢)	(157)	(124)
RETAINED EARNINGS, END OF PERIOD	$ 3,937	$ 3,272

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at October 9, 2004 and January 3, 2004 ($ millions)	2004 (unaudited)	2003 restated (note 1)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 594	$ 618
Short term investments	246	378
Accounts receivable (note 4)	587	588
Inventories	1,877	1,746
Future income taxes	91	103
Prepaid expenses and other assets	44	31
Total Current Assets	3,439	3,464
Fixed Assets	6,938	6,424
Goodwill (note 7)	1,620	1,607
Future Income Taxes		7
Other Assets	722	656
TOTAL ASSETS	$ 12,719	$ 12,158
LIABILITIES		
Current Liabilities		
Bank indebtedness		$ 38
Commercial paper	$ 836	603
Accounts payable and accrued liabilities	1,996	2,244
Income taxes	77	140
Long term debt due within one year (note 9)	308	106
Total Current Liabilities	3,217	3,131
Long Term Debt (note 9)	3,948	3,956
Future Income Taxes	176	136
Other Liabilities	249	245
TOTAL LIABILITIES	7,590	7,468
SHAREHOLDERS' EQUITY		
Common Share Capital (note 10)	1,192	1,194
Retained Earnings	3,937	3,496
TOTAL SHAREHOLDERS' EQUITY	5,129	4,690
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,719	$ 12,158

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

(unaudited)

For the periods ended October 9, 2004 and October 4, 2003 ($ millions)	2004 (16 weeks)	2003 (16 weeks)	2004 (40 weeks)	2003 (40 weeks)
OPERATING ACTIVITIES				
Net earnings	$ 258	$ 218	$ 631	$ 551
Depreciation	139	122	338	299
Future income taxes	30	14	53	25
Change in non-cash working capital	(48)	(14)	(535)	(371)
Other	16	(20)	62	(25)
CASH FLOWS FROM OPERATING ACTIVITIES	395	320	549	479
INVESTING ACTIVITIES				
Fixed asset purchases	(419)	(405)	(914)	(830)
Short term investments	54	(373)	125	(210)
Proceeds from fixed asset sales	20	1	46	9
Credit card receivables, after securitization (note 4)	11	(9)	66	68
Franchise investments and other receivables	(23)	(23)	(28)	(59)
Other	(17)	(11)	(42)	(18)
CASH FLOWS USED IN INVESTING ACTIVITIES	(374)	(820)	(747)	(1,040)
FINANCING ACTIVITIES				
Bank indebtedness	(25)		(38)	
Commercial paper	11	212	233	405
Long term debt – Issued (note 9)		55	200	455
– Retired	(1)	(1)	(2)	(102)
Common share capital – Issued		1		2
– Retired (note 10)		(4)	(35)	(45)
Dividends	(105)	(83)	(157)	(157)
Other		2	(2)	(2)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(120)	182	199	556
Effect of foreign currency exchange rate changes on cash and cash equivalents	(65)	7	(25)	(149)
Change in Cash and Cash Equivalents	(164)	(311)	(24)	(154)
Cash and Cash Equivalents, Beginning of Period	758	980	618	823
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 594	$ 669	$ 594	$ 669

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the year ended January 3, 2004 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report.

Effective January 4, 2004, the Company implemented the new accounting standards concerning fixed assets, financial derivative instruments and asset retirement obligations issued by the Canadian Institute of Chartered Accountants as discussed below:

Fixed Assets Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas where cash flows are largely dependent on each other. Primary markets refer to regional areas where the Company operates a number of store formats within close proximity of each other. If an indicator of impairment, such as sustained negative operating cash flows exists, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of the store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

The standard was applied prospectively with no material impact on the financial condition or results of operations.

Financial Derivative Instruments Accounting guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee ("EIC") Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and is being amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

Asset Retirement Obligations Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively with restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

Vendor Allowances EIC Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EIC 144") was issued in January 2004 and addresses accounting for cash consideration received from a vendor. EIC 144 provides that cash consideration received from a vendor is presumed to be a reduction in the cost of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales and the related inventory when recognized in the customer's income statement and balance sheet. Certain exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursements of selling costs incurred to promote the vendor's products, provided that certain conditions are met. EIC 144 requires retroactive application to all financial statements for annual and interim periods ending after August 15, 2004. Accordingly, in the third quarter of 2004, the Company has implemented EIC 144 retroactively with restatement of the comparative periods for the current and prior year.

The Company receives allowances from certain of its vendors whose products it purchases for resale. These allowances are received for a variety of buying and/or merchandising activities, including vendor programs such as volume purchase allowances, purchase discounts, listing fees and exclusivity allowances. As a result of this implementation, the timing of recognition of certain vendor allowances has changed. Upon retroactive implementation of EIC 144 the Company recorded a decrease to opening retained earnings for 2003 of $38 million (net of current future income taxes recoverable of $11 million), a decrease to inventory of $32 million and an increase in accounts payable and accrued liabilities of $17 million. The implementation of EIC 144 did not result in a material change in the annual net earnings for 2003 or in the current or prior year's quarterly net earnings. The 2004 full year impact of EIC 144 is not expected to be significant to net earnings assuming that inventory levels, inventory turnover and vendor allowances remain relatively consistent.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates such as those related to pension, post-retirement and post-employment benefits, goodwill and income taxes depend upon subjective or complex judgments about matters that may be uncertain and changes in those estimates could materially impact the consolidated financial statements.

Comparative information Certain prior period's information was reclassified to conform with the current period's presentation and was restated due to the implementation of Section 3110 and EIC 144 as described above.

NOTE 2. INTEREST EXPENSE

($ millions)	2004 (16 weeks)	2003 (16 weeks)	2004 (40 weeks)	2003 (40 weeks)
Interest on long term debt	$ 89	$ 82	$ 223	$ 200
Interest on financial derivative instruments	(10)	(12)	(24)	(34)
Net short term interest	(2)	3		3
Capitalized to fixed assets	(6)	(11)	(16)	(25)
Interest expense	$ 71	$ 62	$ 183	$ 144

Net interest paid in the third quarter and year-to-date was $50 million and $181 million (2003 – $41 million and $144 million), respectively.

NOTE 3. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	2004 (16 weeks)	2003 (16 weeks)	2004 (40 weeks)	2003 (40 weeks)
Net earnings ($ millions)	$ 258	$ 218	$ 631	$ 551
Weighted average common shares outstanding (in millions)	274.3	275.5	274.4	275.5
Dilutive effect of stock-based compensation (in millions)	1.3	1.9	1.5	1.6
Diluted weighted average common shares outstanding (in millions)	275.6	277.4	275.9	277.1
Basic net earnings per common share ($)	$ .94	$ .79	$ 2.30	$ 2.00
Dilutive effect of stock-based compensation per common share ($)			(.01)	(.01)
Diluted net earnings per common share ($)	$ .94	$ .79	$ 2.29	$ 1.99

NOTE 4. CREDIT CARD RECEIVABLES

During the third quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $75 million (2003 – $28 million) of credit card receivables, under its securitization program and $202 million (2003 – $182 million) year-to-date. The securitizations yielded a minimal gain based on the assumptions disclosed in Note 6 of the consolidated financial statements included in the Company's 2003 Annual Report.

NOTE 5. INCOME TAXES

During the first quarter, the Company recognized a $14 million reduction to the income tax provision as a result of the successful resolution of certain income tax matters from a previous year.

Net income taxes paid in the third quarter and year-to-date were $98 million and $312 million (2003 – $92 million and $312 million), respectively.

NOTE 6. SPECIAL VOLUNTARY EARLY RETIREMENT PROGRAM

In connection with the new labour arrangement for *The Real Canadian Superstore* in Ontario, the Company recognized a charge of $25 million in operating income during 2003 relating to the voluntary early retirement offers accepted by certain employees of Locals 1000A and 1977 of the United Food and Commercial Workers ("UFCW") union. During the first quarter of 2004, a net charge of $1 million was recognized in operating income, representing an adjustment to the 2003 charge net of an additional amount associated with the acceptance of a voluntary early retirement offer by certain employees of Local 175 of the UFCW union. Approximately $5 million of this accrual was paid by the end of 2003, $2 million was paid during the third quarter of 2004 and $17 million was paid year-to-date 2004. The majority of the remaining accrual of $4 million at the end of the third quarter is expected to be paid during the remainder of 2004.

NOTE 7. GOODWILL

During the first quarter, Westfair Foods Ltd. ("Westfair"), a subsidiary of the Company, redeemed its Class A shares at a price of $350 per share for cash consideration of $8 million. Previously, the minority interest related to these Class A shares was an immaterial amount and was included in other liabilities. This transaction was accounted for as a step-by-step purchase of Westfair, which resulted in the Company recognizing $8 million of goodwill.

In the normal course of business, the Company may acquire from time to time franchisee stores and convert them to corporate stores. For the first three quarters of the year, the Company acquired four franchisee businesses. The acquisitions were accounted for using the purchase method of accounting with the results of the businesses acquired included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of other assets, principally inventory, of $2 million and goodwill of $5 million for cash consideration of $3 million, net of accounts receivable due from the franchisees of $4 million.

NOTE 8. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company's total net benefit plan expense recognized in operating income was $30 million and $74 million (2003 – $32 million and $77 million) for the third quarter and year-to-date respectively. The total net benefit plan expense included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and the multi-employer pension plan.

NOTE 9. LONG TERM DEBT

During the first quarter, the Company issued $200 million of 6.15% Medium Term Notes due 2035.

NOTE 10. COMMON SHARE CAPITAL

(in millions)	2004 (16 weeks)	2003 (16 weeks)	2004 (40 weeks)	2003 (40 weeks)
Actual common shares outstanding	274.3	275.3	274.3	275.3
Weighted average common shares outstanding	274.3	275.5	274.4	275.5

Normal Course Issuer Bids ("NCIB") During the first quarter, the Company purchased for cancellation 132,400 of its common shares for $8 million pursuant to its NCIB.

During the second quarter, the Company purchased for cancellation 443,700 of its common shares for $27 million pursuant to its NCIB.

NOTE 11. STOCK-BASED COMPENSATION

Stock Option Plan During the first three quarters of 2004, the Company paid the share appreciation value of $18 million (2003 – $16 million), on the exercise of 602,334 (2003 – 526,240) stock options. In addition, 76,031 (2003 – 140,056) stock options were forfeited or cancelled during the first three quarters of 2004. During 2004, the Company granted 15,000 stock options with an exercise price of $62.14 per common share under its existing stock option plan.

At the end of the third quarter, a total of 4,743,661 (2003 – 5,663,487) stock options were outstanding and represented approximately 1.7% (2003 – 2.1%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the third quarter was $63.34 (2003 – $60.60).

The Company recognized in operating income a compensation cost of $8 million (2003 – $3 million) in the third quarter and income of $11 million (2003 – cost of $30 million) year-to-date related to its stock option plan and a gain on the fair value impact of the equity forwards of $10 million (2003 – $1 million) in the third quarter and a loss of $19 million (2003 – gain of $31 million) year-to-date.

Subsequent to quarter end, the Company granted 30,000 stock options with an exercise price of $67.11 per common share under its existing stock option plan.

Corporate Profile

Loblaw Companies Limited ("Loblaw"), through its operating subsidiaries, is Canada's largest food distributor and is expanding into certain non-food categories, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

TRADEMARKS

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office or by e-mail at investor@weston.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report is printed in Canada on recycled paper.

Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
www.loblaw.com

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt

For the 53 weeks ended October 9, 2004

($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Net long term interest expense [1]	257
Consolidated interest on long term debt	257
CONSOLIDATED EARNINGS	
Operating income	1,605
Other interest income	22
Earnings before long term debt interest and taxes	1,627
Consolidated earnings for calculation	1,627
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.331

[1] Includes interest on long term debt net of interest on financial derivative instruments for the latest four quarters.